Exhibit 99.2

Animoca Brands Corporation Limited 28/F Landmark South 39 Yip Kan St, Wong Chuk Hang, Hong Kong www.animocabrands.com

TERM SHEET

FOR

THE PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST
OF
ANIMOCA BRANDS CORPORATION LIMITED

2 November, 2025

This term sheet (this “Term Sheet”) summarizes the principal terms of a proposed acquisition by Currenc Group, Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Purchaser”) of all the equity interest of Animoca Brands Corporation Limited (ACN 122 921 813) (the “Company”) by way of a scheme of arrangement, pursuant to which the shareholders of the Company would receive one (or more or less, as the case may be) Purchaser share in consideration for each share of the Company held by them (the “Proposed Transaction”), and is provided for discussion purposes only. In consideration for the time and expense devoted and to be devoted by each of the parties to this Term Sheet with respect to the Proposed Transaction, the Warranties, Termination, Blackout Period, Costs, Confidentiality, No Announcements, Counterparts, Governing Law, Arbitration and Exclusivity provisions of this Term Sheet shall be binding obligations on each of the parties, regardless of whether the Proposed Transaction is consummated. No other legally binding obligations will be created until further definitive agreements are executed by the parties. This Term Sheet is not a commitment to consummate the Proposed Transaction.

Proposed Transaction

Purchaser:	Currenc Group Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, with its shares listed on the NASDAQ-GM under the ticker “CURR”. The group of companies to which the Purchaser belongs will be referred to as the “Purchaser Group”.

Company:	Animoca Brands Corporation Limited (ACN 122 921 813), an Australian public company. The group of companies to which the Company belongs will be referred to as the “ABCL Group”.

Transaction Structure:

The Purchaser shall make an offer for the purchase of the entire share capital of the Company by way of a scheme of arrangement in accordance with all applicable laws, regulations and rules, including but not limited to Chapter 6 of the Corporations Act 2001 (Cth) and any policies of the Australia Securities and Investments Commission and Australian Takeovers Panel (the “Scheme”). The Purchaser, after acquiring the entire share capital of the Company pursuant to the Scheme, shall be referred to as the “Merged Entity” and such group of companies of which the Merged Entity forms part, the “Merged Group”).

Following Closing (as defined below), the shareholders of the Company immediately prior to Closing (the “Pre-Closing ABCL Shareholders”) will collectively own 95% of the outstanding shares of the Merged Entity and the shareholders of the Purchaser (assuming the conversion of all convertible securities and exercise of all rights to acquire shares of the Purchaser, including any convertible securities issued after the date hereof but prior to the Closing) immediately prior to Closing (the “Pre-Closing CURR Shareholders”) will collectively own 5% of the outstanding shares of the Merged Entity.

Pre-Closing Company Financing:	Following the announcement of the Proposed Transaction and prior to Closing, the Company shall engage in a bona fide transaction or series of transactions with the purpose of raising capital, pursuant to which the Company issues up to fifteen percent (15%) of its then-issued and outstanding share capital in equity securities or convertible securities (the “Pre-Closing Company Financing”); provided, however, that such transaction or transactions shall not result in a change to the exchange ratios set forth herein.

Pre-Closing Purchaser Financing:	Following the announcement of the Proposed Transaction and prior to Closing, the Purchaser may engage in one or more bona fide transactions or series of transactions for the purpose of raising capital, discharging indebtedness or otherwise, in any amount as the Purchaser may deem to be reasonable or appropriate (the “Pre-Closing Purchaser Financing”); provided, however, that such transaction or transactions shall not result in a change to the exchange ratios set forth herein.

Securities:

The outstanding share capital of the Company comprises ordinary shares (“ABCL Shares”).

The outstanding share capital of the Purchaser comprises ordinary shares (“Ordinary Shares”),

(all such shares, the “Securities”).

Consideration:	The consideration payable by the Purchaser will be as follows:

●	in respect of the ABCL Shares held by any Pre-Closing ABCL Shareholders other than Yat Siu and his controlled entities, the Purchaser will issue Ordinary Shares based on a ratio to be agreed between the parties; and

●	in respect of the ABCL Shares held by Yat Siu and his controlled entities, the Purchaser will issue Additional Class Shares (as defined below) based on a ratio to be agreed between the parties.

Closing:	The consummation of the Proposed Transaction (“Closing”) is intended to take place in the third quarter of 2026, subject to the satisfaction of certain conditions precedent.

Long Stop Date:	Closing must occur on or before 31 December 2026 (the “Outside Date”) but may be extended by an extra 6 months upon mutual agreement.

Conditions Precedent:	Closing will be subject to the satisfaction of certain conditions precedent, including:

Conditions precedent to the obligations of the Purchaser:

●	completion of financial and legal due diligence on the Company to the satisfaction of the Purchaser;

●	the entry into the definitive documents;

●	all authorisations, consents, approvals, resolutions, licences, exemptions, filings or registrations (collectively, “Authorisations”) necessary to implement the Scheme having been obtained;

●	no restraints issued by a court of competent jurisdiction or government agency preventing or materially restricting the Scheme being in existence;

●	approval from the shareholders of the Company of the Scheme;

●	the Restructuring (as defined below) having been completed, including, to the extent necessary and applicable, the receipt of any approvals of the shareholders of the Purchaser and any relevant regulatory authorities for the Restructuring;

●	the absence of any one or more events or changes that have had or would reasonable be expected to have a material adverse effect on the condition, business, assets, liabilities or results of operations of the ABCL Group as a whole, provided, however, that none of the following shall be considered to have material adverse effect on the ABCL Group: (i) any change in law or accounting standards; (ii) any change in business or financial market conditions generally; (iii) any change in economic, regulatory or political conditions generally; or (iv) any change relating to the crypto industry generally;

●	the Company having lodged with the Australia Securities and Investments Commission its audited financial statements for the financial years ended 31 December 2022, 31 December 2023, 31 December 2024 and 31 December 2025 (the “AFS Condition”); and

●	the absence of any (i) changes to the share capital of the Company (including any alterations of share capital and the reclassification, combination, splitting, redemption or repurchase of any of their respective shares), except for such changes resulting from the Pre-Closing Company Financing, the grant of equity compensation to directors, officers and employees of the ABCL Group under the Company’s equity incentive plans, the conversion of any convertible securities and warrants for shares of the Company, the issuance of shares in connection with transactions or arrangements entered into on arm’s-length terms and any other changes contemplated by the Proposed Transaction (ii) amendments to the constitutional documents of the Company, except for any amendments contemplated by the Proposed Transaction; (iii) the grant of a security interest over the whole, or a substantial part of, the business or property of the Company; (iv) any insolvency event in respect of any material member of the ABCL Group and (v) and any other customary exclusions.

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Conditions precedent to the obligations of the Company:

●	completion of financial and legal due diligence on the Purchaser Group to the satisfaction of the Company;

●	the entry into the definitive documents;

●	effective immediately prior to Closing, the Purchaser having authorised and created an additional class of equity securities having such rights, preferences and privileges acceptable to the Company (“Additional Class Shares”);

●	effective immediately prior to Closing, all existing debt obligations of the Purchaser, other than any debt incurred in connection with the Pre-Closing Purchaser Financing, having been fully settled, discharged, or otherwise extinguished;

●	all Authorisations necessary to implement the Scheme having been obtained;

●	no restraints issued by a court of competent jurisdiction or government agency preventing or materially restricting the Scheme being in existence;

●	to the extent necessary, approval from the shareholders of the Purchaser for the increase in the authorised share capital of the Purchaser necessary for issuing the Ordinary Shares or Additional Class Shares (as applicable) as consideration for the Proposed Transaction and all necessary amendments to the constitutional documents of the Purchaser reflecting such changes;

●	approval by the audit committee of the board of directors of the Purchaser (consisting of all independent directors) of all related party transactions involved in the Proposed Transaction (if any);

●	that (i) save as otherwise agreed by the Company, all of the Purchaser’s senior management shall have resigned from their respective positions; and (ii) the individuals nominated by the Company to assume the relevant senior management positions are so appointed, in each case, effective immediately prior to Closing;

●	all Ordinary Shares and Additional Class Shares issued pursuant to the Scheme being approved for listing on NASDAQ and the issuance of such shares pursuant to the Scheme being exempt from any registration requirements of the U.S. Securities Act of 1933;

●	the Restructuring (as defined below) having been completed, including, to the extent necessary and applicable, the receipt of any requisite shareholder approvals and/or Authorisations required in order to give effect to the Restructuring;

●	the absence of any one or more events or changes that have had or would reasonable be expected to have a material adverse effect on the condition, business, assets, liabilities or results of operations of the Purchaser Group as a whole, provided, however, that none of the following shall be considered to have material adverse effect on the Purchaser Group: (i) any change in law or accounting standards; (ii) any change in business or financial market conditions generally; (iii) any change in economic, regulatory or political conditions generally; or (iv) any change relating to the AI, data centre or payment remittance industries generally;

●	the Ordinary Shares continuing to be quoted on NASDAQ and the Purchaser not having done anything to cause the Ordinary Shares to cease being quoted on NASDAQ or to become permanently or temporarily suspended from quotation;

●	the Purchaser shall be in compliance in all material respects with NASDAQ rules as of Closing, subject to cure rights customarily available under NASDAQ rules; temporary suspensions or notices that are cured prior to Closing shall not fail the condition;

●	the absence of any material adverse change on the part of the Purchaser Group;

●	The Purchaser Group having settled, or otherwise ceasing to be liable for, any amounts ordered to be paid to Ripple Markets APAC Pte. Ltd in a judgment dated August 6, 2025 in Ripple Markets APAC Pte. Ltd v GEA Limited (Case No. OC 628); and

●	the absence of any (i) changes to the share capital of the Purchaser (including any alterations of share capital and the reclassification, combination, splitting, redemption or repurchase of any of their respective shares), except for such changes resulting from the Pre-Closing Purchaser Financing, the grant of equity compensation to directors and officers under the Purchaser’s existing 2024 and 2025 equity incentive plans and any other changes contemplated by the Proposed Transaction (ii) amendments to the constitutional documents of the Purchaser, except for any amendments contemplated by the Proposed Transaction; (iii) the grant of a security interest over the whole, or a substantial part of, the business or property of the Purchaser; or (iv) any insolvency event in respect of any material member of the Purchaser Group.

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Restructuring:	The Purchaser shall engage in a restructuring exercise involving the assets, subsidiaries and relationship of the Purchaser Group (the “Restructuring”), which Restructuring shall include a carve-out or spin-off transaction of certain of such assets and/or subsidiaries of the Purchaser Group; provided, however, that (i) the Company shall be regularly informed and consulted on the terms of any Restructuring; and (ii) such terms are documented at least 30 days prior to lodgement of a draft scheme booklet by the Company with the Australian Securities and Investments Commission. Notwithstanding the foregoing, no Restructuring may be consummated without the consent of the Company if, in the Company’s reasonable discretion upon the advice of counsel, (i) the terms of the Restructuring would materially impair the ability of the Purchaser to consummate the Proposed Transaction by the Outside Date; (ii) such Restructuring would likely render the Purchaser to become a shell company as defined under the relevant regulations of the Securities and Exchange Commission (“SEC”) or require any registration statement to be filed with the SEC in connection with the Proposed Transaction; or (iii) such Restructuring would have any material adverse consequence for the Purchaser Group from implementation of the Proposed Transaction (such as creating any residual liability).

Pre-Closing Conduct:

Following the execution of the definitive agreements, the Purchaser shall, among other things, (i) conduct its business and operations in the ordinary course consistent with past practice; (ii) keep the Company informed of any material developments concerning its business; (iii) provide the Company with its consolidated quarterly management accounts; and (iv) except as expressly contemplated hereby, including through a Restructuring, preserve and maintain the value of its businesses and assets; provided, however, that such obligations include preserving and maintaining its status as a company listed on NASDAQ.

Following the execution of the definitive agreements, the Company shall, among other things, (i) conduct its business and operations in the ordinary course consistent with past practice; (ii) keep the Purchaser informed of any material developments concerning its business; (iii) provide the Purchaser with its consolidated quarterly management accounts; and (iv) preserve and maintain the value of its businesses and assets.

Additional Terms

Board of Directors:

The Purchaser shall take all necessary steps (including procuring the relevant individuals to resign from the board of directors of the Merged Entity (the “Board”)) to ensure the following individuals are appointed as the Purchaser’s directors:

●	up to 4 persons nominated by the Company; and

●	1 director nominated by the Purchaser and approved by the Company.

The Board of the Merged Entity shall consist of up to 5 directors.

CURR Employees:	The Purchaser shall take all necessary steps to ensure that, to the extent that a Restructuring is undertaken, it identifies any key employees which are to be retained for the business and operations of the Purchaser Group post-Restructuring (which may be done through a transition services agreement between the remaining members of the Purchaser Group and those members of the Purchaser Group which have been divested in connection with such Restructuring).

Break Fee:	Subject to certain carve outs to be agreed, a Break Fee (as defined below) will be payable by a party (the “Defaulting Party”) to the other party (the “Non-Defaulting Party”) if:

●	any director of the Defaulting Party effectively changes their recommendation (customary drafting);

●	the Defaulting Party materially breaches the definitive transaction agreement;

●	the Defaulting Party fails to satisfy a condition precedent (as set out above in the Conditions Precedent section) for which it is responsible, save that the Company’s failure to satisfy the AFS Condition shall not entitle the Purchaser to the Break Fee; or

●	the Defaulting Party taking any acts or steps within their reasonable control to cause the failure of the consummation of the Proposed Transaction, save that any acts or steps taken than pursuant or in accordance with the Fiduciary Exception,

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provided that if the Company is the Defaulting Party, the Company shall be entitled to deduct from the Break Fee an amount equal to all of the quarterly reimbursements paid in respect of Reimbursable Expenses. Following such deduction, the Purchaser shall be deemed to have performed its obligation to repay any such quarterly reimbursements.

The maximum aggregate liability of a party to the other party for any breach or repudiation of the definitive agreements will be an amount equal to the break fee.

If either the Company or the Purchaser receive a Superior Proposal, the party receiving the Superior Proposal shall promptly (subject to law and confidentiality) notify the other of material terms and afford a five (5) US business day match right (any material change restarts a three (3) US business day match). The foregoing shall not affect any Fiduciary Exemption (as defined below).

“Break Fee” means (i) where the Company is the Defaulting Party, US$5,000,000; and (ii) where the Purchaser is the Defaulting Party, US$2,750,000.

“Superior Proposal” means bona fide written proposal for all or substantially all of a party’s equity or assets that such party’s board determines in good faith, after consultation with its financial and legal advisors, to be more favorable to its shareholders than the Proposed Transaction, taking into account value, terms, certainty and timing.

Stamp duty:	The Purchaser will pay all duty, if applicable, in respect of the definitive agreements or the Scheme or the steps to be taken under the definitive agreements or the Scheme.
Voting undertaking:	Alexander Kong shall provide an irrevocable undertaking to vote in favour of any transaction or matter as contemplated by the Proposed Transaction and which require the Purchaser’s shareholder approval.
Miscellaneous

Warranties:	Each signatory to this Term Sheet makes the following warranties to other signatories:

●	where the signatory is a body corporate, it is duly incorporated and validly existing under the law of its jurisdiction of incorporation;

●	where the signatory is an individual, he has reached the age of majority in his jurisdiction of domicile and is of sound mind;

●	the obligations expressed to be assumed by him/it under this Term Sheet are legal, valid, binding and enforceable obligations;

●	he/it shall observe and comply with all applicable laws and regulations in the performance of his/its binding obligations under this Term Sheet and the dealing of any Securities;

●	the entry into and performance by him/it of the binding provisions of this Term Sheet do not and will not conflict with (i) any law or regulation applicable to it; (ii) its constitutional documents (if applicable) or (iii) any agreement or instrument binding on him/it; and

●	it has the power to enter into, perform and deliver, this Term Sheet.

Termination:	This Term Sheet will automatically terminate and be of no further force and effect on the execution of the definitive agreements. This Term Sheet may be terminated:

	●	with the mutual agreement of each contracting party to this Term Sheet; or

	●	with immediate effect by any contracting party upon (a material breach of any binding provision of this Term Sheet (including any warranties) by any other contracting party.

For the avoidance of doubt, no Break Fee shall be payable in connection with the termination of this Term Sheet.

Blackout Period:	Each of the Purchaser and Alexander Kong, on the one hand, and the Company, on the other hand, covenants to such other party that it shall not, and in the case of the Purchaser and the Company, each shall procure that their respective directors, officers, employees, representatives, agents and nominees shall not, directly or indirectly, engage in any transactions involving the sale and/or purchase of Ordinary Shares (or any other securities of the Purchaser) or derivative securities with any equity securities of the Purchaser as a reference asset for a period of thirty (30) days from the date of this Term Sheet, provided, however, that the foregoing shall not restrict:

	●	the Purchaser from commencing, continuing or consummating the Pre-Closing Purchaser Financing;

	●	the exercise by any director, officer or employee of either the Purchaser or the Company of any rights arising under any equity-based compensation arrangement (including but not limited to stock options and equity incentive plans);

	●	the consummation by Alexander Kong and the Purchaser of the transactions contemplated by that certain share purchase agreement dated August 6, 2025, once shareholder approval of the same has been obtained;

	●	transactions effected pursuant to a Rule 10b5-1 plan adopted in compliance with applicable law prior to the date of this Term Sheet and not amended during such thirty (30) day period; and

	●	any sales and/or purchases of equity securities of the Purchaser required by any applicable laws or regulations, or as required by an order issued by a governmental or regulatory authority.

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Costs:

The Company shall bear its own costs and expenses in connection with the negotiation, execution and delivery of this Term Sheet and the pursuit of the Proposed Transaction.

Subject to the entry into the definitive documents, the Company shall reimburse the Purchaser, on a quarterly basis, fifty percent (50%) of Reimbursable Expenses (as defined below) actually incurred during the preceding three (3) months. Each quarterly reimbursement shall be payable within forty-five (45) calendar days after the Company’s receipt of an invoice for such quarter, which invoice shall include reasonable documentary evidence of the incurrence of the applicable Reimbursable Expenses, provided that the Purchaser shall not issue any invoice until the entry by the Purchaser and the Company into the definitive documents. For the purposes of this Section, reasonable documentary evidence shall include true copies of the invoices issued by the Purchaser’s third-party service providers containing, in reasonable detail, narratives describing the nature of the cost and expense incurred by the third-party service provider.

If the Proposed Transaction is terminated or otherwise fails to consummate by the Outside Date for any reason, the Purchaser shall, within five (5) calendar days after such termination or the Outside Date (as applicable), repay to the Company all quarterly reimbursements previously received, and any unpaid invoices for Reimbursable Expenses shall be cancelled. The Company may effect repayment by set-off against any amounts otherwise owing by the Company to the Purchaser, to the extent permitted by applicable law.

This Section shall survive termination of this Term Sheet and shall apply whether or not the Proposed Transaction is consummated; provided, however, that this Section shall cease to be binding to the extent the Company assumes an identical reimbursement obligation in the definitive agreements.

“Reimbursable Expenses” means the Purchaser’s reasonable third-party out-of-pocket fees and expenses incurred (i) from the date hereof until the earlier of termination or Closing and (ii) in connection with the Proposed Transaction (including due diligence, attorneys’ fees, other advisors and regulatory filings), but shall exclude any costs and expenses incurred in connection with the Restructuring.

Confidentiality:	The terms and conditions of this Term Sheet, including its existence, shall be confidential information and shall not be disclosed to any third party without the mutual agreement of the partes, except that each party may disclose the terms and conditions described in this Term Sheet to their respective officers, directors, partners, employees, attorneys and other advisors, provided that such persons agree to the confidentiality restrictions contained herein, or as required by applicable law.

No Announcement:

Neither party shall make any announcement about the Proposed Transaction prior to the execution of the definitive agreements without the prior written consent of the other party except to the extent required by any applicable laws, regulations or rules of any governmental or regulatory authority or stock exchange (including, without limitation, the U.S. Securities and Exchange Commission and The Nasdaq Stock Market) (collectively, “Applicable Requirements”). Within four (4) US Business Days of the execution of this Term Sheet, the parties will, subject to any applicable laws, regulations or rules of a stock exchange, make a joint announcement of the Proposed Transaction, with the content and manner of such announcement to be agreed between the parties (the “Joint Announcement”).

Simultaneous with the Joint Announcement, the Purchaser shall make any other public announcements or filings (including, without limitation, Form 6-K) with any relevant government or regulatory authority or stock exchange in connection with the execution of this Term Sheet as required by applicable laws, regulations or rules of a stock exchange.

Notwithstanding the foregoing, the Purchaser may (i) make any public announcement, filing or notification (including, without limitation, any Form 6-K (or Form 8-K, if applicable), press release, Regulation FD disclosure, or advance notice to Nasdaq) that it determines, in good faith after consultation with counsel, is reasonably required to comply with the Applicable Requirements or to correct or prevent a false market or unusual market activity, and (ii) respond to inquiries from, or requests by, any governmental or regulatory authority or stock exchange; provided that, to the extent practicable and permitted by law, the Purchaser shall (A) provide the Company with reasonable advance notice of the proposed disclosure, (B) consult in good faith with the Company regarding the content and timing of such disclosure and provide the Company a reasonable opportunity to review and comment thereon, (C) consider in good faith any comments provided by the Company, without any obligation to accept such comments, and (D) limit any such disclosure to that which is legally required.

“US Business Day” means any day of the week other than Saturday or Sunday (excluding Federal holidays observed in the United States).

Counterparts:	This Term Sheet may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same instrument. In the event that any signature is delivered by facsimile transmission or by email delivery of a “.pdf” or other similar format data file or in the event that said signature be an electronic or digital signature, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile page or “.pdf” signature or electronic or digital signature was an original thereof.

Governing Law:	This Term Sheet shall be construed and enforced in accordance with the laws of Victoria, Australia without giving effect to applicable conflicts of laws principles.

Arbitration:

Any dispute, controversy , difference, or claim arising out of or relating to this Term Sheet, including the existence, validity, interpretation, performance, breach, or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one (1). The arbitration proceedings shall be conducted in English

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Exclusivity:	For a period of three (3) months from the date of this Term Sheet (“Exclusivity Period”):

(i)	subject to the Fiduciary Exception (as defined below), the Company shall not, and shall procure that its directors, officers, employees, stockholders, affiliates, agents, advisors and other representatives shall not;

(ii)	subject to the Fiduciary Exception (as defined below), the Purchaser shall not, and shall procure that its directors, officers, employees, stockholders, affiliates, agents, advisors and other representatives shall not; and

(iii)	Alexander Kong shall not,

in each case, directly or indirectly:

(a)	solicit, initiate, encourage the submission of, or respond to, any expression of interest, inquiry, proposal or offer from any person or entity relating to any transaction of a nature that is similar or equivalent to the Proposed Transaction (whether such transaction is effected by way of a scheme of arrangement, merger, reverse merger or otherwise) (“Prohibited Transactions”); or

(b)	allow, permit or cause any negotiations relating to any Prohibited Transactions to continue during the Exclusivity Period.

The restrictions set out above do not apply in circumstances where they would otherwise restrict the Company or the Purchaser, as the case may be, from responding to, pursuing and/or progressing an unsolicited Prohibited Transaction provided that the board of the Company and/or the Purchaser, as the case may be, has determined in good faith that:

●	the Prohibited Transaction is, or could reasonably be considered to become, a Superior Proposal; and

●	compliance with such restrictions would, or would be reasonably likely to, constitute a breach of any of the fiduciary or statutory duties of the directors of the Company or the Purchaser, as the case may be (the “Fiduciary Exception”).

Each of the signatory agrees to notify the other signatories immediately if either of them receives any proposal, offer, inquiry or contact with respect to any Prohibited Transaction and the details of such proposal, offer, inquiry or contact including the identity of the potential counterparty and the terms of such proposal.

[Signature Page Follows]

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This Term Sheet has been executed on the date shown on the first page.

COMPANY
ANIMOCA BRANDS CORPORATION LIMITED

By:	/s/ Christpher Whiteman	By:	/s/ David Brickler

Name:	Christopher Whiteman	Name:	David Brickler

Title:	Director	Title:	Director

PURCHASER
CURRENC GROUP INC.		ALEXANDER KONG KING ONG

By:	/s/Alexander Kong King Ong	/s/ Alexander Kong King Ong

Name:	Alexander Kong King Ong

Title:	Chairman & CEO